Exhibit 99.3

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

Number of shares to which this form of proxy relates (Note 1)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON FRIDAY, 30 MAY 2014 (OR ANY ADJOURNMENT THEREOF)

I/We (Note2)

of

being the registered holder(s) of shares in the issued share capital of Feishang Anthracite Resources Limited (the “Company”) HEREBY APPOINT the Chairman of the meeting (Note 3)

or

of

as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the annual general meeting (the “AGM”) of the Company for the year 2014 to be held at Monaco Room, Basement 1, Regal Hong Kong Hotel, 88 Yee Woo Street, Causeway Bay, Hong Kong on Friday, 30 May 2014 at 3:00 pm (or at any adjournment thereof).

Please tick (“✓”) the appropriate boxes to indicate how you wish your vote(s) to be cast on a poll (Note 4).

ORDINARY RESOLUTIONS		FOR	AGAINST
1.	To receive the audited consolidated financial statements and the reports of the directors and auditors for the year ended 31 December 2013.
2(a).	To re-elect Mr. LI Feilie as executive director.
2(b).	To re-elect Mr. HAN Weibing as executive director.
2(c).	To re-elect Mr. WAN Huojin as executive director.
2(d).	To re-elect Mr. TAM Cheuk Ho as executive director.
2(e).	To re-elect Mr. WONG Wah On Edward as executive director.
2(f).	To re-elect Mr. LO Kin Cheung as independent non-executive director.
2(g).	To re-elect Mr. HUANG Zuye as independent non-executive director.
2(h).	To re-elect Mr. GU Jianshe as independent non-executive director.
2(i).	To authorize the board of directors (the “Board”) to fix the respective directors’ remuneration.
3.	To re-appoint Ernst & Young as auditors and to authorize the Board to fix their remuneration.
4.	To give a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.
5.	To give a general mandate to the directors to issue, allot and deal with additional shares of the Company not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.
6.	To extend the general mandate granted to the directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate nominal amount of the shares repurchased by the Company.

Date: 2014	Signature(s) (Note 5)

Notes:

1.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	If any proxy other than the Chairman of the meeting is preferred, please strike out the words “the Chairman of the meeting or” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint one proxy or more than one proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company.

On a show of hands every shareholder who is present in person shall have one vote. In the case of a poll, every shareholder present in person or by proxy shall be entitled to one vote for each share held by him.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “AGAINST”. If no direction is given, your proxy will vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.
5.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer or attorney so authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
6.	In case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.
7.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company’s branch share registrar, Tricor Investor Services Limited, at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof.
8.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM if you so wish.